

September 3, 2013

Via E-mail
Cindy B. Taylor
President and Chief Executive Officer
Oil States International, Inc.
Three Allen Center, 333 Clay Street, Suite 4620
Houston, Texas 77002

> **Re: Oil States International, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 13, 2013**
> **File No. 333-190583**

Dear Ms. Taylor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. You disclose on page 1 that you "are offering to exchange new notes for old notes." However, you disclose throughout the prospectus cover page, such as under the company name and in the second bullet point, that the offer is to "exchange…our old notes for new notes." Please clarify or revise.

Cautionary Statement Regarding Forward-Looking Statements

2. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of

the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Signatures, page II-5

3. Please revise the signatures for OSES International Holding, L.L.C. to identify the company's principal executive officer, principal financial officer and controller or principal accounting officer. Please see Instructions 1 and 2 to Form S-4.

4. Please revise the signature block for Tempress Technologies, Inc. to either identify the company's board of directors or provide the signatures of at least a majority of the board of directors or persons performing similar functions. Please see Instructions 1 and 2 to Form S-4.

Exhibit 5.1

5. Counsel states in the third to last paragraph that it is not expressing an opinion as to the laws of any jurisdiction besides those specifically named in the opinion. We note that one of your subsidiary guarantors, Tempress Technologies, Inc., is incorporated in Washington and that this jurisdiction is not specifically included in the opinion. Please revise your legal opinion accordingly. Please see Section II.B.1.e of Staff Legal Bulletin No. 19.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Matthew R. Pacey
        Vinson & Elkins L.L.P.